UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2026
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F☒  Form 40-F☐

Investor Relations
PRESS RELEASE
Televisa Reports First Quarter 2026 Results

Consolidated
●	Revenue declined by 3.1%, while Operating Segment Income (“OSI”) increased by 5.2%, representing a 41.4% margin, continuing the sequential improvements.
●	OSI margin expanded by approximately 330 basis points, driven by ongoing efficiencies and synergies.
●	Operating Cash Flow (“OCF”)[1] margin of 24.2% remained solid due to a combination of opex and capex optimizations.

Residential & Enterprise Services
●	Upgraded to fiber-to-the-home (“FTTH”) over 1.5 million homes, in line with our full-year goal.
●	Passed 11.8 thousand homes with FTTH, reaching over 20.0 million homes passed with our network.
●	Broadband subscribers of 5.7 million, with 25.0 thousand net adds, as we keep focusing on value customers as well as customer satisfaction and retention.
●	Mobile subscribers of 747.6 thousand, with 94.7 thousand net adds driven by our innovative mobile virtual network operations (“MVNO”).
●
Residential Services revenue increased by 0.9% year-on-year, driven by consecutive broadband net adds over the last four quarters. Enterprise Services revenue grew by 30.0%, supported by the signing of new projects with the public and private sectors.

Satellite Services
●	Total Revenue Generating Units (“RGUs”) of 3.4 million, with 325.7 thousand disconnections.
●	Revenue declined by 24.6%, driven by a decrease in the RGUs base of 27.6%.

Earnings Call Date and Time: Wednesday, April 29, 2026, at 11:00 A.M. ET.
Conference ID # is 8395964

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (855) 669 9658	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast with the access code #2542597 from April 29, 2026 until May 13, 2026.

1 OCF is defined as total OSI minus capital expenditures in property, plant and equipment. A reconciliation of total OSI to consolidated operating income, and the amount of capital expenditures in property, plant and equipment, are presented in the Notes of Segment Information, and Property, Plant and Equipment, respectively, to our Interim Unaudited Condensed Consolidated Financial Statements as of March 31, 2026 and December 31, 2025, and for the three months ended March 31, 2026 and 2025.

Consolidated Results

Mexico City, April 28, 2026 — Grupo Televisa, S.A.B. (NYSE: TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the first quarter of 2026. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”).

Beginning in the fourth quarter of 2025, we present the operating results of our Cable and Sky businesses as a single reportable segment, Telecom, with three categories of revenues: Residential, Satellite and Enterprise. This change in segment reporting is a result of organizational changes that integrated the operations of our Cable and Sky businesses into one single business, and our senior management now analyzes the results of our operation, makes decisions and assigns resources to it as a single business. Through September 30, 2025, the operating results of our Cable and Sky businesses were presented as separate reportable segments. As a result of this change in our segment reporting, the operations previously reported under our former Cable and Sky segments are now classified into a single reportable segment for any comparative period presented.

The following table sets forth condensed consolidated statements of income for the quarter ended March 31, 2026 and 2025, in millions of Mexican pesos:

	1Q’26	Margin	1Q’25	Margin	Change
		%		%	%
Revenues	14,512.5	100.0	14,973.6	100.0	(3.1)
Operating segment income [1]	6,001.2	41.4	5,702.1	38.1	5.2
Net income	1,057.3	7.3	331.5	2.2	n/a
Net income attributable to stockholders of the Company	1,031.9	7.1	319.8	2.1	n/a
[1]Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

Revenues decreased by 3.1% to Ps.14,512.5 million in the first quarter of 2026, compared with Ps.14,973.6 million in the first quarter of 2025. This decrease was mainly due to the revenue decline in Satellite Services, partially offset by revenue growth in Residential and Enterprise Services. Operating segment income increased by 5.2%, translating into a 41.4% margin.

Income before income taxes increased by Ps.691.4 million, to Ps.1,243.9 million in the first quarter of 2026, compared with Ps.552.5 million in the first quarter of 2025.

Net income attributable to stockholders of the Company increased by Ps.712.1 million to Ps.1,031.9 million in the first quarter of 2026, from Ps.319.8 million in the first quarter of 2025.

This increase reflected primarily (i) a Ps.1,247.9 million increase in share of income in associates and joint ventures; (ii) a Ps.119.3 million decrease in other expense, net; (iii) a Ps.533.1 million increase in operating income before other expense, net; and (iv) Ps.34.4 million decrease in income taxes.

These favorable variances were partially offset by (i) a Ps.1,208.9 million increase in finance expense, net; and (ii) a Ps.13.7 million increase in net income attributable to non-controlling interests.

First-quarter Results by Business Segment

The following table presents the first quarter consolidated results for the periods ended March 31, 2026 and 2025, for each of our revenue lines and our business segment. Consolidated results for the first quarter of 2026 and 2025 are presented in millions of Mexican pesos.

Revenues	1Q’26%		1Q’25%		Change %
Residential	10,611.9	73.1	10,516.5	70.2	0.9
Satellite	2,615.9	18.0	3,469.0	23.2	(24.6)
Enterprise	1,284.7	8.9	988.1	6.6	30.0
Telecom Revenues	14,512.5	100.0	14,973.6	100.0	(3.1)

Operating Segment Income and Operating Income	1Q’26	Margin %	1Q’25	Margin %	Change %
Operating Segment Income [1]	6,001.2	41.4	5,702.1	38.1	5.2
Corporate Expenses	(74.5)	(0.5)	(118.6)	(0.8)	(37.2)
Intercompany Operations	(43.5)	(0.3)	(43.0)	(0.3)	1.2
Depreciation and Amortization	(4,261.4)	(29.4)	(4,451.8)	(29.7)	(4.3)
Other Expense, net	(79.4)	(0.5)	(198.7)	(1.3)	(60.0)
Operating Income	1,542.4	10.6	890.0	5.9	73.3
[1]Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

Residential Services Operating Metrics

Total net additions for the quarter were 137.8 thousand RGUs, primarily driven by gains of 94.7 thousand mobile subscribers, 41.5 thousand voice subscribers, and 25.0 thousand broadband subscribers. On the other hand, we lost 23.5 thousand video subscribers, showing material sequential improvement for five consecutive quarters as we keep focusing on value customers as well as customer satisfaction and retention.

The following table sets forth the breakdown of RGUs per service type for our Residential Services as of March 31, 2026 and 2025.

RGUs	1Q’26 Net Adds	1Q’26	1Q’25
Video	(23,503)	3,623,066	3,773,536
Broadband	25,046	5,698,169	5,620,444
Voice	41,464	5,593,777	5,444,680
Mobile	94,749	747,609	380,112
Total RGUs	137,756	15,662,621	15,218,772

Satellite Services Operating Metrics

During the quarter, Satellite Services had around 325.7 thousand RGUs net disconnections, primarily due to the loss of 300.6 thousand video RGUs.

The following table sets forth the breakdown of RGUs per type of service for Satellite Services as of March 31, 2026 and 2025.

RGUs	1Q’26 Net Adds	1Q’26	1Q’25
Video	(300,591)	3,215,605	4,404,534
Broadband	(24,409)	200,967	314,697
Voice	5	154	186
Mobile	(655)	8,976	12,394
Total RGUs	(325,650)	3,425,702	4,731,811

Revenues and Operating Segment Income

First quarter segment revenues decreased by 3.1% to Ps.14,512.5 million compared with Ps.14,973.6 million in the first quarter of 2025. Our Residential Services revenues continue improving on a sequential basis and increased by 0.9% year-on-year. Our Enterprise Services revenues increased by 30.0% mainly due to the signing of new projects with the public and private sectors and the timing of revenue recognition of an important project. Finally, our Satellite Services revenues declined by 24.6%, driven by a year-on-year decrease in RGUs.

First quarter operating segment income increased by 5.2% to Ps.6,001.2 million compared with Ps.5,702.1 million in the first quarter of 2025. The margin reached 41.4%, increasing by around 330 basis points year-on-year due to the efficiency measures and Opex reductions that have been implemented over the last few quarters.

The following table presents first-quarter consolidated results ended March 31, 2026 and 2025, for each of our revenue lines and our business segment. Consolidated results for the first quarter of 2026 and 2025 are presented in millions of Mexican pesos.

Revenue	1Q'26	1Q'25	Change %
Millions of Mexican pesos
Residential	10,611.9	10,516.5	0.9
Satellite	2,615.9	3,469.0	(24.6)
Enterprise	1,284.7	988.1	30.0
Telecom Revenues	14,512.5	14,973.6	(3.1)
Operating Segment Income	6,001.2	5,702.1	5.2
Margin (%)	41.4	38.1

Corporate Expense

Corporate expense decreased by Ps.44.1 million, or 37.2%, to Ps.74.5 million in the first quarter of 2026, from Ps.118.6 million in the first quarter of 2025. The decrease primarily reflected a decline in share-based compensation expense.

Share-based compensation expense in the first quarter of 2026 and 2025 amounted to Ps.84.7 million and Ps.123.7 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.119.3 million, to Ps.79.4 million in the first quarter of 2026, from Ps.198.7 million in the first quarter of 2025. This decrease reflected primarily a lower non-recurring severance expense in connection with headcount reductions. This favorable variance was partially offset primarily by (i) an increase in expenses related to legal and financial advisory services; and (ii) a non-cash increase in loss on disposition of equipment.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the quarters ended March 31, 2026 and 2025.

Other Expense, Net	1Q’26	1Q’25
Cash	(121.0)	(149.2)
Non-cash	41.6	(49.5)
Total	(79.4)	(198.7)

Finance Expense, Net

The following table sets forth the finance expense, net, stated in millions of Mexican pesos for the quarters ended March 31, 2026 and 2025.

	1Q’26	1Q’25	Favorable (Unfavorable) Change
Interest expense	(1,653.8)	(1,850.0)	196.2
Interest income	303.1	641.4	(338.3)
Foreign exchange gain, net	69.7	48.4	21.3
Other finance (expense) income, net	(356.6)	731.5	(1,088.1)
Finance expense, net	(1,637.6)	(428.7)	(1,208.9)

Finance expense, net, increased by Ps.1,208.9 million, to Ps.1,637.6 million in the first quarter of 2026, from Ps.428.7 million in the first quarter of 2025.

This increase reflected:

(i)	a Ps.196.2 million decrease in interest expense, primarily in connection with a lower average principal amount of debt; and
(ii)
a Ps.21.3 million increase in foreign exchange gain, net, resulting primarily from an average depreciation of the Mexican peso against the U.S. dollar on a  U.S. dollar-denominated net asset position in the first quarter of 2026, compared with an average appreciation of the Mexican peso against the U.S. dollar on a U.S. dollar-denominated net liability position in the first quarter of 2025.

These favorable variances were partially offset by (i) a Ps.338.3 million decrease in interest income, explained primarily by lower interest rates applicable to our cash equivalents and short-term investments in Mexican pesos and U.S. dollars in the first quarter of 2026, and a lower average amount of cash equivalents and short-term investments in the first quarter of 2026; and (ii) a Ps.1,088.1 million unfavorable change in other finance income or expense, net, resulting from a loss in fair value of our derivatives contracts in the first quarter of 2026.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.1,247.9 million, to Ps.1,339.1 million in the first quarter of 2026, from Ps.91.2 million in the first quarter of 2025. This increase reflected primarily a share of income of TelevisaUnivision, Inc. (“TelevisaUnivision”) in the first quarter of 2026, which reflected primarily an increase in the net income of TelevisaUnivision and a gain derived from an increase in our share of TelevisaUnivision from 43.2% to 44.3% in the first quarter of 2026.

Share of income of associates and joint ventures, net, in the first quarter of 2026, included primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes decreased by Ps.34.4 million, to Ps.186.6 million in the first quarter of 2026, from Ps.221.0 million in the first quarter of 2025. This decrease reflected a lower effective income tax rate primarily in connection with the non-taxable effect of our share of income of associates and joint ventures for the first quarter of 2026.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.13.7 million, to Ps.25.4 million in the first quarter of 2026, from Ps.11.7 million in the first quarter of 2025. This increase reflected primarily a higher net income attributable to non-controlling interests in our Telecom segment in the first quarter of 2026.

Capital Expenditures

During the first quarter of 2026, we invested approximately U.S.$141.9 million (Ps.2,491.7 million) in property, plant and equipment as capital expenditures.

The following table sets forth the total amount of capital expenditures in property, plant, and equipment for the first quarter of 2026 and 2025 in millions of U.S. dollars and Mexican pesos:

Capital Expenditures	1Q´26 (Millions of U.S. Dollars)	1Q´26 (Millions of Mexican Pesos)	1Q´25 (Millions of U.S. Dollars)	1Q´25 (Millions of Mexican Pesos)
Total	141.9	2,491.7	87.0	1,777.0

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of March 31, 2026, and December 31, 2025. Amounts are stated in millions of Mexican pesos.

	March 31, 2026	December 31, 2025	(Decrease) Increase
Current portion of long-term debt	—	3,737.0	(3,737.0)
Long-term debt, net of current portion	82,048.1	82,257.2	(209.1)
Total debt (1)	82,048.1	85,994.2	(3,946.1)
Current portion of long-term lease liabilities	1,843.9	1,583.9	260.0
Long-term lease liabilities, net of current portion	4,665.8	3,852.1	813.7
Total lease liabilities	6,509.7	5,436.0	1,073.7
Total debt and lease liabilities	88,557.8	91,430.2	(2,872.4)
(1) As of March 31, 2026, and December 31, 2025, total debt is presented net of finance costs in the aggregate amount of Ps.1,163.1 million and Ps.1,181.8 million, respectively.

As of March 31, 2026, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, short-term investments, and non-current investments in financial instruments) was Ps.49,752.4 million. The non-current investments in financial instruments amounted to an aggregate of Ps.4,095.2 million as of March 31, 2026.

Shares Outstanding

As of March 31, 2026 and December 31, 2025, our shares outstanding amounted to 308,329.4 million and 311,114.8 million shares, respectively, and our CPOs equivalents outstanding amounted to 2,635.3 million and 2,659.1 million CPOs equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPOs equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2026 and December 31, 2025, the GDS (Global Depositary Shares) equivalents outstanding amounted to 527.1 million and 531.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPOs equivalents by five.

Sustainability

Recently, we reaffirmed our purpose of “bringing people closer to what matters most to them”, integrating it into our Environmental, Social, and Governance (ESG) actions. These actions are structured around four pillars that guide our sustainability strategy: climate resilient connections, digital inclusion, empowering people, and leading by example.

Furthermore, we advanced a new approach to our Sustainability strategy, aimed at strengthening its alignment with the business strategy, ensuring that our efforts contribute tangibly to operational efficiency, risk mitigation, and business resilience.

Under this approach, each pillar incorporates key elements that enhance the management of risks and opportunities, while reinforcing its contribution to value creation and business resilience.

●	Climate resilient connections comprise clean energy and energy efficiency, efficient mobility, and circular economy initiatives.
●	Digital inclusion focuses on customer satisfaction, expanding our reach, improving accessibility, and developing digital skills.
●	Empowering people encompasses organizational climate, occupational health and safety, human rights protection, and a sense of belonging.
●	Finally, Leading by Example addresses personal data protection, information security, and sustainable supply chain management.

Additionally, we have conducted a climate scenario analysis that will enable us to identify and assess risks associated with the effects of climate change in the short, medium, and long term.

Finally, we continue to be signatories of the United Nations Global Compact, the world’s largest corporate sustainability initiative, and we maintain our commitment to transparency by completing the Carbon Disclosure Project (CDP) questionnaire as well as S&P Global’s Corporate Sustainability Assessment.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2025, which will be posted on the “Reports and Filings” section of our investor relations website at televisair.com, when filled with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively.

In addition, from time to time, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information, as well as other important information concerning its business, on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. Televisa also offers pay television and broadband services through its direct-to-home satellite system. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable networks and satellite system. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and, over 50 countries through television networks, cable operators, and over-the-top or OTT services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx
Nicolás Espinoza, Investor Relations Manager / nespinozam@televisa.com.mx

Media Relations

Rubén Acosta / General Director of Communications / racostamo@televisaunivision.com
Florencia López de Rodas / Communications and Media Director / flopezd@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2026 AND DECEMBER 31, 2025
(Millions of Mexican Pesos)

		March 31, 2026 (Unaudited)		December 31, 2025 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	24,976.8	Ps.	27,607.2
Short-term investments		9,733.4		11,397.8
Trade accounts receivable, net		5,296.7		5,720.8
Other accounts receivable, net		111.4		70.6
Income taxes receivable		6,275.9		6,135.5
Other receivable taxes		3,829.6		3,624.4
Due from related parties		820.9		727.5
Transmission rights		891.9		877.7
Inventories		557.7		584.9
Contract costs		1,519.5		1,499.8
Other current assets		2,576.7		1,970.1
Total current assets		56,590.5		60,216.3

Non-current assets:
Trade accounts receivable, net of current portion		—		3.0
Transmission rights		74.2		74.2
Investments in financial instruments		4,095.2		3,425.4
Investments in associates and joint ventures		43,033.4		41,900.1
Property, plant and equipment, net		59,624.5		60,698.2
Investment property, net		2,603.9		2,624.3
Right-of-use assets, net		5,415.1		4,184.5
Intangible assets, net		24,744.8		24,913.5
Goodwill		13,454.9		13,454.9
Deferred income tax assets		13,923.1		14,083.0
Contract costs, net of current portion		2,671.9		2,653.0
Other assets		190.9		187.6
Total non-current assets		169,831.9		168,201.7
Total assets	Ps.	226,422.4	Ps.	228,418.0

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2026 AND DECEMBER 31, 2025
(Millions of Mexican Pesos)

		March 31, 2026 (Unaudited)		December 31, 2025 (Audited)
LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	—	Ps.	3,737.0
Interest payable		1,239.1		1,425.0
Current portion of lease liabilities		1,843.9		1,583.9
Derivative financial instruments		129.7		413.2
Trade accounts payable and accrued expenses		13,569.8		14,039.7
Customer deposits and advances		1,052.0		958.2
Current portion of deferred revenue		287.7		287.7
Income taxes payable		37.9		287.9
Other taxes payable		1,812.1		1,833.1
Employee benefits		1,346.1		1,249.6
Due to related parties		319.8		224.6
Other current liabilities		2,070.7		2,065.2
Total current liabilities		23,708.8		28,105.1
Non-current liabilities:
Long-term debt, net of current portion		82,048.1		82,257.2
Lease liabilities, net of current portion		4,665.8		3,852.1
Deferred revenue, net of current portion		4,243.1		4,315.0
Deferred income tax liabilities		2,717.4		2,667.5
Post-employment benefits		934.8		954.2
Other long-term liabilities		3,764.7		3,738.1
Total non-current liabilities		98,373.9		97,784.1
Total liabilities		122,082.7		125,889.2

EQUITY
Capital stock		3,933.5		3,933.5
Additional paid-in capital		13,359.5		13,359.5
		17,293.0		17,293.0
Retained earnings:
Legal reserve		1,798.4		1,798.4
Unappropriated earnings		100,969.6		110,022.0
Net income (loss) for the period		1,031.9		(9,168.3)
		103,799.9		102,652.1
Accumulated other comprehensive loss, net		(11,164.0)		(11,872.8)
Shares repurchased		(15,087.4)		(15,016.2)
		77,548.5		75,763.1
Equity attributable to stockholders of the Company		94,841.5		93,056.1
Non-controlling interests		9,498.2		9,472.7
Total equity		104,339.7		102,528.8
Total liabilities and equity	Ps.	226,422.4	Ps.	228,418.0

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE MONTHS ENDED MARCH 31, 2026 AND 2025
(Millions of Mexican Pesos)

	Three months ended March 31,
		2026 (Unaudited)		2025 (Unaudited)
Revenues	Ps.	14,512.5	Ps.	14,973.6
Cost of revenues		(8,841.9)		(9,215.4)
Selling expenses		(1,760.6)		(2,029.4)
Administrative expenses		(2,288.2)		(2,640.1)
Income before other expense		1,621.8		1,088.7
Other expense, net		(79.4)		(198.7)
Operating income		1,542.4		890.0
Finance expense		(2,010.4)		(1,850.0)
Finance income		372.8		1,421.3
Finance expense, net		(1,637.6)		(428.7)
Share of income of associates and joint ventures, net		1,339.1		91.2
Income before income taxes		1,243.9		552.5
Income taxes		(186.6)		(221.0)
Net income	Ps.	1,057.3	Ps.	331.5

Net income attributable to:
Stockholders of the Company	Ps.	1,031.9	Ps.	319.8
Non-controlling interests		25.4		11.7
Net income	Ps.	1,057.3	Ps.	331.5

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.39	Ps.	0.12

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: April 29, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel